Exhibit (a)(5)(D)

Harland Clarke Holdings Corp. Completes Acquisition of Digital Savings Destination RetailMeNot, Inc.

SAN ANTONIO and AUSTIN, Texas, May 23, 2017 — Harland Clarke Holdings Corp. (“HCH”), a provider of best-in-class marketing services and integrated payment solutions and owner of Valassis (http://www.valassis.com/) a leader in intelligent media delivery, today announced the completion of the acquisition of RetailMeNot, Inc. (https://www.retailmenot.com/corp/) a leading savings destination connecting consumers with retailers, restaurants and brands, both online and in-store.

“We are thrilled to welcome RetailMeNot to the HCH team,” said Victor Nichols, CEO of HCH. “The addition of RetailMeNot offers our clients’ brands unparalleled opportunity to reach and target consumers with the savings they seek wherever they plan, shop, buy and share. I am excited about the road ahead and working together to create one of the most powerful savings destinations in the world.”

“RetailMeNot will benefit from the opportunity to focus on driving long-term innovation and growth as part of the HCH family,” said Cotter Cunningham, CEO and founder of RetailMeNot, Inc. “RetailMeNot’s digital, mobile and audience strength will be the perfect complement to Valassis’ leadership in delivering online and offline media. I’m excited about this new opportunity to drive results for our partners while making it easy for consumers to save money.”

Pursuant to the terms of the merger agreement entered into among the parties, HCH has acquired all the outstanding shares of RetailMeNot Series 1 common stock for $11.60 per share in cash.

With the completion of the transaction, RetailMeNot has become a privately held company, and therefore RetailMeNot Series 1 common shares will no longer be listed on the NASDAQ or any other public market.

About RetailMeNot, Inc.
RetailMeNot, Inc. (https://www.retailmenot.com/corp/) is a leading savings destination connecting consumers with retailers, restaurants and brands, both online and in-store. The company enables consumers across the globe to find hundreds of thousands of digital offers to save money while they shop or dine out. During the 12 months ended December 31, 2016, RetailMeNot, Inc. experienced over 650 million visits to its websites. It also averaged 23.1 million mobile unique visitors per month during the three months ended December 31, 2016. RetailMeNot, Inc. estimates that approximately $4.4 billion in retailer sales were attributable to consumer transactions from paid digital offers in its marketplace in 2016, more than $600 million of which were attributable to its in-store solution. The RetailMeNot, Inc. portfolio of websites and mobile applications includes RetailMeNot.com in the United States; RetailMeNot.ca in Canada; VoucherCodes.co.uk in the United Kingdom; ma-reduc.com and Poulpeo.com in France; and GiftCardZen.com and Deals2Buy.com in North America.

About Harland Clarke Holdings
HCH is a leader in optimizing client relationships through multiple channels by enabling them to acquire, retain and grow their customer base. Its major business units, RetailMeNot, Valassis, Harland Clarke and Scantron are recognized as leading providers of incentive advertising, marketing services, transaction solutions, education services and intelligent media delivery that create millions of customer touch points annually for their clients. Harland Clarke Holdings is a wholly owned subsidiary of MacAndrews & Forbes Incorporated.

About Valassis
Valassis is a leader in intelligent media delivery, providing over 58,000 clients with innovative media solutions to influence consumers wherever they plan, shop, buy and share. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients’ most valuable shoppers, offering unparalleled reach and scale. NCH Marketing Services, Inc. and Clipper Magazine are Valassis subsidiaries, and RedPlum® is its consumer brand. Its signature Have You Seen Me?® program delivers hope to missing children and their families. Valassis is a wholly owned subsidiary of HCH.

Contact Information

For RetailMeNot, Inc.
Investor Contact
Anne Bawden
abawden@rmn.com
 (415) 200-8654

Media Contact
Michelle Skupin
mskupin@rmn.com
 (808) 224-3215

Chelsie Baugh
cbaugh@rmn.com
(512) 387-8378

For MacAndrews & Forbes Incorporated:
Media Contact
Josh Vlasto
jvlasto@mafgrp.com
 (212) 572-5969

For Harland Clarke Holdings:
Media Contact
Debbie Serot
Debbie.serot@harlandclarke.com
(210) 697-6239